Robert J. Barish	One Verizon Way, 4th Floor
Senior Vice President and Controller	Basking Ridge, NJ 07920
Tel: (908) 559-1629
Fax: (908) 766-5725
robert.barish@verizon.com

June 26, 2009

Larry Spirgel

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Verizon Communications Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 24, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009
File No. 1-08606

Dear Mr. Spirgel:

We have received your comment letter dated June 4, 2009, and the following represents our response to your comments. For your ease of reference, we have included your comments below and have provided our responses after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Profitability Improvement

1. We note your response to prior comment 4. Please include your response in future filings.

In response to the Staff comment, the Company will include disclosure consistent with the response to prior Comment 4 in the Company’s applicable future filings.

Critical Accounting Estimates

2. We note your response to prior comment 14. We note that for purposes of impairment testing of your wireless licenses, you use the direct income based valuation approach for estimating future discounted cash flows to determine fair value. Tell us why you believe this methodology is an acceptable methodology to value the licenses. Also tell us how you are able to isolate the cash flows in your discounted cash flow model to be attributed to the licenses. In your response, please include details about the application of this methodology to the wireless licenses, an indefinite lived intangible, including the assumptions used.

In accordance with EITF D-108, “Use of the Residual Method to Value Acquired Assets Other Than Goodwill,” (“D-108”) the Company estimates the fair value of its wireless licenses using a direct value method. In contemplation of its adoption of D-108, which became effective on January 1, 2005, the Company consulted with its independent valuation firm and independent auditors in 2004 and considered its previous discussions with the Office of the Chief Accountant of the Securities and Exchange Commission (“SEC”) on May 24, 2004 and concluded that the most appropriate direct valuation approach for its wireless licenses was a variation of the income approach commonly known as the “Greenfield Approach.” The Company has consistently used the Greenfield Approach as its direct income based valuation methodology for estimating the fair value of its wireless licenses since January 1, 2005.

The Greenfield Approach is a commonly used approach to directly value wireless licenses, broadcast licenses, cable franchise agreements and other similar intangible assets. The theory underlying this approach is that the owner incurs the start-up costs, initial losses and capital investment needed to create the wireless licenses’ cash flows. This approach directly isolates and values the wireless licenses as the net present value of the difference between the cash inflows from the operation of the wireless network, principally in the form of service revenues from customers, and the cash outflows required to build and operate a wireless network.

In order to add objectivity to the process, the Company retains an independent firm to support the Company’s valuation. The valuation includes the following steps:

•

A discounted cash flow model is constructed to forecast the cash flows from inception, assuming the only asset held is the wireless licenses. The discrete cash flows are forecasted for the number of years it takes to arrive at a typical representative market penetration level. The cash flows are comprised of forecasted capital expenditures, operating revenues and operating expenses.

•

Capital expenditures are based on the costs for current and anticipated technology that would be used in the new theoretical network. The build-out is modeled over the estimated period needed to build the network in order to serve the representative market penetration level.

•	Revenues are estimated based on the representative market penetration and estimated subscriber usage.

•	Expenses reflect the costs to attract and retain customers to reach the representative market penetration level and operating costs to serve the customers.

•

Once the network is built and the representative market penetration rate is reached, a terminal value after this forecast period is estimated based on a constant growth perpetuity formula or a terminal sale multiple. This terminal value reflects the operations as a going concern.

•	The future cash flows and terminal value are then discounted to their present value at a rate of return commensurate with the risk inherent in the cash flows.

•

This present value is the estimated fair value of the wireless licenses as it represents what a willing buyer would pay to purchase the cash flows specifically related to the wireless licenses at the valuation date.

The Company believes the Greenfield Approach is the most appropriate valuation methodology for estimating the fair value of its wireless licenses as it measures what a willing buyer would be willing to pay to purchase only the wireless licenses as of the valuation date. In other words, the Greenfield Approach only includes the cash flows associated with the build-out and operations of the wireless licenses.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Goodwill

3. We note from your response to prior comment 17 that you have “operating activities organized around classes of customers or geographical locations” and that you “collect reliable revenue information and direct cost information for each of these.” However, your reports provided with respect to your response to prior comment 20 does not appear to contain such information. Tell us who is provided with this information and why. Further, we note your statement that “profitability information is not available at either the customer or regional level.” Since you have reliable revenue and direct cost information, then you have reliable implied margins, or “profitability information.” Further, if such information is available and is provided to any of the CODMs, it appears that the information by class of customer or geographic location may meet the definition of an operating segment. Please advise. Refer to paragraphs 13-15 of SFAS 131 in your response.

Please refer to the Company’s response to Comment 6.

Intangible Assets Not Subject to Amortization

4. We note your response to prior comment 18. SFAS 34 permits the capitalization of interest necessarily incurred to bring a certain qualifying asset to the condition and location necessary for its intended use. Paragraph 9(a) defines qualifying assets as those that are constructed or otherwise produced for an enterprise’s own use (including assets constructed or produced for the enterprise by others for which deposits or progress payments have been made). It is unclear to us how your wireless licenses meet this definition of “qualifying assets.” Please tell us in more detail the factors your considered in concluding that these licenses are “qualifying assets.”

The Company advises the Staff as noted in Paragraph 9a of Statement of Financial Accounting Standards No. 34, Capitalization of Interest Cost (“SFAS No. 34”), that “assets that are constructed or otherwise produced for an enterprise’s own use (including assets constructed or produced for the enterprise by others for which deposits or progress payments have been made) are ‘qualifying assets’.” The Company’s wireless licenses are an integral part of its wireless network, which is constructed to provide wireless services to its customers. Accordingly, the Company considers its wireless licenses that are currently in development (along with the related wireless network) to be qualifying assets under SFAS No. 34. The Company has summarized below its understanding of the treatment of wireless licenses as qualifying assets.

During 1995 and 1996, representatives from Arthur Andersen held discussions with the Staff regarding a number of issues related to certain wireless telecommunication registrants, including whether wireless licenses were “qualifying assets” as contemplated by SFAS No. 34. During these discussions the Staff informed Arthur Andersen that it believed that the amount paid for wireless licenses should be considered qualifying assets under SFAS No. 34. Arthur Andersen subsequently discussed this matter with the other members of the Big 6 accounting firms1. At that time, all of the Big 6 accounting firms agreed that amounts paid for wireless licenses were qualifying assets under SFAS No. 34. The Company has consistently applied this accounting policy to its wireless licenses since that time.

In summary, the Company believes that during their development its wireless licenses meet the characteristics of “qualifying assets” as described in SFAS No. 34 because the Company’s wireless licenses (along with the related wireless network) require a substantial amount of cost and effort to get them ready for their intended use in the Company’s earnings activities.

[1]	Arthur Andersen, Coopers & Lybrand, Deloitte & Touche, Ernst & Young, KPMG Peat Marwick and Price Waterhouse.

Note 4. Wireless Licenses, Goodwill and Other Intangible Assets

Other Intangible Assets

5. We note your response to prior comment 19. It appears to us that your response is not considered confidential. Please file this response on EDGAR or advise us in more detail why your request for confidential treatment is appropriate. Tell us your consideration of whether these amounts are investments rather than non-exclusive licenses since it appears that you have not identified the licenses to which you will have non-exclusive access.

In response to the Staff’s comment, the Company has revised its response to prior comment 19 to read as follows:

During 2008, the Company paid $100 million to an investment fund that holds a portfolio of patents and patent applications. Many of these patents and patent applications are relevant to the Company’s business, because they are directed to wireless and wireline communications services and technologies. The payment provides the Company with the right to use the patents in the conduct of its business, where possible, without additional payment. The $100 million payment is being amortized over the estimated average remaining life of the patents.

In a related transaction, the Company agreed to invest up to an additional $250 million in an investment fund that was formed to buy patents and license the patents to investors and other potential parties. The Company’s investment provides the Company with the right to use the patents, where possible, without any additional payment, in the conduct of its business. Amounts paid under this commitment are included in investments in unconsolidated businesses on the consolidated balance sheet. Any unutilized portion of this commitment expires in 2012. At March 31, 2009, the Company had invested approximately $48 million in these investment funds.

There are no other significant costs associated with these commitments.

Note 17. Segment Information

6. We note your response to prior comment 20. Please confirm in writing that you have provided the staff with all of the reports that are provided to your chief operating decision maker (CODM) and that your CODM uses no other additional reports other than those you provided to us.

We further note from your response your reference to chief operating decision makers. Please identify for us who your chief operating decision makers are with specific reference to paragraph 12 of SFAS 131. Also confirm that all of those chief operating decision makers only utilize the reports that you provided to us when making decisions about resources to be allocated and assessing performance. If any of your chief operating decision makers are provided with other reports that are regularly reviewed by them, please provide such reports to us. Further, tell us in detail what you believe constitutes being “regularly reviewed” under paragraph 10 b. of SFAS 131.

We note from your Form 8-K dated October 27, 2008, containing your announcement of your third quarter results, that “FiOS was EBITDA positive in the third quarter.” We further note several excerpts from your third quarter earnings conference call that “with regard to FiOS, (you) were on plan both financially and operationally,” “reducing our structural costs, including access rates in VZB,” “FiOS is on plan and it is actually EBITDA positive this quarter,” and “which is why (you) actually upped some of (y)our own estimates on where (you) think (you) would be with FiOS.” Finally, we note your Chairman and CEO Ivan Seidenberg’s statement that you “have very, very specific performance metrics that (you) have been meeting now for the past two or three years,” with respect to your FiOS business. All of these statements appear to imply that more detailed information is available and is being provided to your Chairman and CEO, President and COO, and EVP and CFO. Please advise.

The Company advises the Staff that its chief operating decision maker (“CODM”), as defined by Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS No. 131”) is the Company’s Chairman and Chief Executive Officer. The Chairman and CEO determines the Company’s overall business strategy and exercises final decision-making authority with respect to the allocation of resources and assessment of performance. The Company’s business is organized and operated around its wireless and wireline networks. Cash resources are allocated to enable the delivery of innovative and advanced services over these networks, to provide for strategic investments and to maintain the desired capital structure and dividend policies. The information included in the monthly report provided to the Staff in the Company’s response to prior comment 20 represents the primary information provided to the CODM to allocate resources and assess performance.

In response to the Staff’s request, the Company is providing a supplemental response relating to another report provided to the CODM under cover requesting confidential treatment pursuant to the provisions of 17 C.F.R. § 200.83. Two versions of the report are being provided. One version is issued on a monthly basis and the other version is issued on a quarterly basis. The versions are similar except that the quarterly report includes actual and budgeted financial information that is not included in the monthly report. In addition to this report and the report provided to the Staff in the previous response, the CODM receives information at meetings and in response to ad hoc requests for information throughout the year. The Company does not believe that this information constitutes information that is regularly reviewed by the CODM, as contemplated by SFAS No. 131.

The quarterly report provided to the Staff in this response contains the FiOS EBITDA information referred to by the Staff in its comments. It also contains EBITDA information for one other service, HSI (high speed internet). Although this information is available to the CODM, it is not used to allocate resources or assess performance, as contemplated by either paragraphs 13 through 15 of SFAS No. 131 or the CODM because EBITDA, by definition, does not include depreciation for the Company’s network, which is significant and FiOS and HSI are only two of the many services that the Company delivers over its common wireline network. Additionally, the Company notes that it does not have separate service level managers for FiOS or HSI (i.e., “segment managers”) as contemplated by paragraph 14 of SFAS No. 131.

Independent of the CODM decision-making process, the Company also produces a variety of financial and non-financial information for numerous purposes. This includes financial information required by state or local regulatory or taxing jurisdictions and other interested parties such as lenders or insurers. Although this information is essential in the normal operation of the Company, it is not the basis for the allocation of resources or the performance assessment carried out by the CODM. From the perspective of the CODM, network and business performance is assessed from an overall operating segment perspective and not on a jurisdictional basis.

As discussed above, the Company and its CODM utilize network-level financial measures to allocate resources and assess performance between its wireline and wireless operations. Accordingly, the Company concluded its operating segments are at the wireline and wireless level. Information below the operating segment level is not regularly reviewed or utilized by the CODM or the segment managers for purposes of allocating resources and assessing performance.

The Company has considered paragraph 10b of SFAS No. 131 and believes that the reports provided to the Staff represent all of the reports regularly reviewed by the Company’s CODM.

*        *        *        *        *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Correspondence regarding this letter may be directed to the attention of the undersigned at fax number (908) 766-5725. In addition, you may contact me at (908) 559-1629 or Michael Morrell at (908) 559-1200.

Sincerely,

/s/ Robert J. Barish
Robert J. Barish
Senior Vice President & Controller

cc: John F. Killian

     Doreen A. Toben